UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14A

Preliminary Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
(Amendment No.  1)

Filed by the Registrant [   ]
____________________________________________________________________
Filed by a party other than the Registrant [X]
____________________________________________________________________

Check the appropriate box:
[X]   Preliminary Proxy Statement
[   ]   Confidential, for Use of the Commission Only (as permitted by*
 Rule 14a-6(e)(2))
[   ]   Definitive Proxy Statement
[   ]   Definitive Additional Materials
[   ]   Soliciting Material under 240.14a-12

HYPERDYNAMICS CORPORATION
(Name of Registrant as Specified In Its Charter)

Empower Capital
Dr. Gerald Bailey
William Hayden
James Wilson
Andrew Windham
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X]   No fee required
[   ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(1)*
 and 0-11
(1) Title of each class of securities to which transaction applies:
 ____________________________________________________________________
(2) Aggregate number of securities to which transaction applies:
____________________________________________________________________
(3) Per unit price or other underlying value of transaction computed pursuant* to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is *
calculated and state how it was determined):
 ____________________________________________________________________
(4) Proposed maximum aggregate value of transaction:
 ____________________________________________________________________
(5) Total fee paid:
 ____________________________________________________________________

[   ]   Fee paid previously with preliminary materials.
[   ]   Check box if any part of the fee is offset as provided by Exchange*
 Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee * was paid previously. Identify the previous filing by registration statement * number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
____________________________________________________________________
(2) Form, Schedule or Registration Statement No.:
____________________________________________________________________
(3) Filing Party:
____________________________________________________________________
(4) Date Filed:
____________________________________________________________________


On January 20, 2016, Empower Capital and James Wilson released its* amendment to its preliminary proxy statement which is attached as* a PDF as a convenience for readers. These materials* may be provided to stockholders of Hyperdynamics*
Corporation by Empower Capital, Dr. Gerald Bailey, William Hayden,*
 James Wilson, and Andrew Windham.


###